Page 1 of 12

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                           (Amendment No. _____)*

                          SILVERLEAF RESORTS, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 828395 10 3
                            --------------------
                               (CUSIP Number)

                                July 15, 1999
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 2 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Geoffrey Nixon
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Zealand
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY           10,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                10,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000
_____________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.08% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
_____________________________________________________________________________



                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 3 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mission Partners, L.P. (EIN# 33-0569956)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           230,750

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           230,750
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,750
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.79% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 4 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Liberty Nominees Limited (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Zealand
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           63,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           63,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.49% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 5 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Horizon Offshore, Ltd. (EIN# N/A)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           47,100

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           47,100
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,100
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.37% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (Se Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 6 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     M Partners L.P. (EIN# 13-3783468)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           19,800

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           19,800
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,800
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.15% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________


                                SCHEDULE 13G

CUSIP No.  828395 10 3                                           Page 7 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Mayfair Capital Fund, L.P. (EIN# 13-4024777)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           295,550

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           295,550
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     295,550
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.29% (based on 12,889,417 shares outstanding at May 13, 1999)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________


                                SCHEDULE 13G

CUSIP No. 828395 10 3                                            Page 8 of 12

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is Silverleaf Resorts, Inc., a Texas corporation ("Issuer").

          (b) The principal executive offices of Issuer are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Schedule 13G ("Statement") is filed by Geoffrey Nixon ("Nixon"), Mission Partners, L.P. ("Mission"), Liberty Nominees Limited ("Liberty"), Horizon Offshore, Ltd. ("Horizon") M Partners L.P. ("M Partners") and Mayfair Capital Fund, L.P. ("Mayfair") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Nixon's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Nixon is a citizen of the Country of New Zealand. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mission is a Delaware limited partnership. MCM Associates, Ltd., a Delaware corporation ("MCM"), is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty is a private New Zealand company. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of Issuer Common Stock (as defined below). Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. Horizon is a private Cayman Islands investment corporation. MCM is the sole investment manager of Horizon and MCM has full voting and dispositive power with respect to all of the securities owned by Horizon. M Partners principal business address is at 42 Pleasant Street, Watertown, MA 02172. M Partners is a New York limited partnership. M Partners has established an account over which it has given sole investment discretion to MCM. It is the account over which MCM has sole investment discretion that has purchased shares of Issuer Common Stock. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mayfair is a Delaware limited partnership. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole manager and principal member of LLC. The other member of the LLC is Nixon's wife.

Item 2(d), (e)

This Statement relates to the Common Stock, $.01 per value per share (the "Issuer Common Stock") of Issuer. The CUSIP number for the Issuer Common Stock is 828395 10 3.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                SCHEDULE 13G

CUSIP No. 828395 10 3                                            Page 9 of 12

          Not Applicable

Item 4.   Ownership

Item 4(a), (b)

          Nixon owns 10,000 shares of Issuer Common Stock, representing 0.08% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999). Mission owns 230,750 shares of Issuer Common Stock, representing 1.79% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999). Liberty owns 63,000 shares of Issuer Common Stock, representing 0.49% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999). Horizon owns 47,100 shares of Issuer Common Stock, representing 0.37% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999). M Partners owns 19,800 shares of Issuer Common Stock representing 0.15% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999). Mayfair owns 295,550 shares of Issuer Common Stock representing 2.29% of Issuer's issued and outstanding shares (based on 12,889,417 shares outstanding at May 13, 1999).

Item 4(c)

          Each Member is the sole beneficial owner of the securities identified in subsection (a) above, except that Nixon owns the 10,000 shares of Issuer Common Stock jointly with his wife. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the Issuer Common Stock owned by Mission. MCM, as the sole investment manager of an account established by Liberty, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Liberty. MCM, as the sole investment manager of Horizion, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Horizon. MCM, as the sole investment manager of an account established by M Partners, has sole voting and dispositive power over the Issuer Common Stock owned by M Partners. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the Issuer Common Stock owned by Mayfair.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable
                                SCHEDULE 13G

CUSIP No. 828395 10 3                                           Page 10 of 12



Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                                SCHEDULE 13G

CUSIP No.  828395 10 3                                          Page 11 of 12

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1999

                                   /s/ Geoffrey Nixon
                                   -----------------------------------------
                                   GEOFFREY NIXON

                                   MISSION PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., General Partner

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President

                                   LIBERTY NOMINEES LIMITED
                                   By:  MCM Associates, Ltd., Investment
                                        Manager

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President


                                   HORIZON OFFSHORE, LTD.

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Director


                                   M PARTNERS, L.P.
                                   By:  MCM Associates, Ltd., Investment
                                        Manager

                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, President


                                   MAYFAIR CAPITAL FUND, L.P.
                                   By:  MCM Capital Management, LLC,
                                        General Partner


                                   By:  /s/ Geoffrey Nixon
                                   -----------------------------------------
                                        Geoffrey Nixon, Manager


                                SCHEDULE 13G

CUSIP No.  828395 10 3                                          Page 12 of 12

                           JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 20th day of July, 1999, by and among GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., M PARTNERS, L.P. and MAYFAIR CAPITAL FUND, L.P.

W I T N E S S E T H :

     WHEREAS, GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., M PARTNERS, L.P. and MAYFAIR CAPITAL FUND, L.P. collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value, of Silverleaf Resorts, Inc. ("Issuer Common Stock"), a Texas corporation; and

     WHEREAS, the parties desire to jointly file a Schedule 13G with the SEC,


     NOW, THEREFORE, the parties agree as follows:

     1. GEOFFREY NIXON, MISSION PARTNERS, L.P., LIBERTY NOMINEES LIMITED, HORIZON OFFSHORE, LTD., M PARTNERS, L.P. and MAYFAIR CAPITAL FUND, L.P. hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Issuer Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                                             HORIZON OFFSHORE, LTD.

/s/ Geoffrey Nixon                           By: /s/ Geoffrey Nixon
------------------                               ------------------------
GEOFFREY NIXON                                   Geoffrey Nixon, Director

MISSION PARTNERS, L.P.                       M PARTNERS, L.P.
By: MCM Associates, Ltd., General Partner    By: MCM Associates, Ltd.,
                                             Investment Manager

By: /s/ Geoffrey Nixon                       By: /s/ Geoffrey Nixon
    ------------------                           ------------------------
    Geoffrey Nixon, President                    Geoffrey Nixon, President

LIBERTY NOMINEES LIMITED                     MAYFAIR CAPITAL FUND, L.P.
By: MCM Associates, Ltd., Investment Manager By: MCM Capital Management, LLC,
                                                 General Partner

By: /s/ Geoffrey Nixon                       By:  /s/ Geoffrey Nixon
    ------------------                            ------------------------
    Geoffrey Nixon, President                     Geoffrey Nixon, Manager